# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AMERICAN PUBLIC EDUCATION INC, CIK 0001201792
CUSIP: 02913V103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 111 W CONGRESS STREET, CHARLES TOWN, West Virginia (WV), 25414
Date of event which requires filing of this statement: 06/06/2025
Amends the filing with accession number 0000921895-23-000806
Filed by CIK 0001873893
Persons authorized to receive notices and communications: Michael Braner, 325 Capital LLC, 757 Third Avenue, 20th Floor, New York, New York (NY), 10017, 646-774-2904; Kenneth A. Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- 325 Capital Master Fund LP (CIK 0001972759): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 347,498; sole dispositive power 0; shared dispositive power 347,498; aggregate amount beneficially owned 347,498 (1.9% of the class)
- 325 Capital GP, LLC (CIK 0001972758): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 347,498; sole dispositive power 0; shared dispositive power 347,498; aggregate amount beneficially owned 347,498 (1.9% of the class)
- 325 CAPITAL LLC (CIK 0001873893): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,551,748; sole dispositive power 0; shared dispositive power 1,551,748; aggregate amount beneficially owned 1,551,748 (8.6% of the class)
- Braner Michael David (CIK 0001908015): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,551,748; sole dispositive power 0; shared dispositive power 1,551,748; aggregate amount beneficially owned 1,551,748 (8.6% of the class)
- FRIEDBERG DANIEL M. (CIK 0001448795): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,551,748; sole dispositive power 0; shared dispositive power 1,551,748; aggregate amount beneficially owned 1,551,748 (8.6% of the class)
- Shrivastava Anil K (CIK 0001908019): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,551,748; sole dispositive power 0; shared dispositive power 1,551,748; aggregate amount beneficially owned 1,551,748 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: AMERICAN PUBLIC EDUCATION INC
Address of issuer's principal executive offices: 111 W CONGRESS STREET, CHARLES TOWN, West Virginia (WV), 25414
Comment: This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D originally filed by the Reporting Persons on March 31, 2023, as amended (the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 2, 2025, the Reporting Persons entered into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "June 2025 10b5-1 Trading Plan"). Pursuant to the June 2025 10b5-1 Trading Plan, JonesTrading Institutional Services LLC (the "Broker") agreed to make periodic sales of Shares on behalf of the Reporting Persons through June 6, 2026 to effectuate portfolio rebalancing on behalf of the Reporting Persons. The amount and timing of sales, if any, pursuant to the June 2025 10b5-1 Trading Plan will be determined based on the terms of the June 2025 10b5-1 Trading Plan.

This description of the June 2025 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the June 2025 10b5-1 Trading Plan, which is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

The information set forth in Item 4 of this Amendment No. 7 with respect to the June 2025 10b5-1 Trading Plan is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - June 2025 10b5-1 Trading Plan

## Signatures
- 325 Capital Master Fund LP: /s/ Michael Braner, Michael Braner, Managing Member of 325 Capital GP, LLC, its General Partner (06/10/2025)
- 325 Capital GP, LLC: /s/ Michael Braner, Michael Braner, Managing Member (06/10/2025)
- 325 CAPITAL LLC: /s/ Michael Braner, Michael Braner, Managing Member (06/10/2025)
- Braner Michael David: /s/ Michael Braner, Michael Braner (06/10/2025)
- FRIEDBERG DANIEL M.: /s/ Daniel Friedberg, Daniel Friedberg (06/10/2025)
- Shrivastava Anil K: /s/ Anil Shrivastava, Anil Shrivastava (06/10/2025)